FORM  53-901.F

     SECURITIES  ACT

     MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  ACT

ITEM  1.          REPORTING  ISSUER
                  -----------------

     GLOBENET  RESOURCES  INC.
1360  -  605  Robson  Street
Vancouver,  BC  V6B  5J3

ITEM  2.          DATE  OF  MATERIAL  CHANGE
                  --------------------------

     January  27,  2003.

ITEM  3.          PRESS  RELEASE
                  --------------

News release dated January 27, 2003 was issued in Vancouver, BC and disseminated through Canada Stockwatch and Market News.

ITEM  4.          SUMMARY  OF  MATERIAL  CHANGE
                  -----------------------------

The Issuer announces that on Tuesday January 28, 2003 a name change to Terra Nova Gold Corp. will be effective. The Company's new TSX Venture Exchange Symbol will be "TGC".

ITEM  5.          FULL  DESCRIPTION  OF  MATERIAL  CHANGE
                  ---------------------------------------

The Issuer announces that on Tuesday January 28, 2003 a name change to Terra Nova Gold Corp. will be effective. The Company's new TSX Venture Exchange Symbol will be "TGC".

ITEM  6.          RELIANCE  ON  SECTION  85(2)  OF  THE  ACT
                  ------------------------------------------

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

     N/A.

ITEM  7.          OMITTED  INFORMATION
                  --------------------

     N/A.

ITEM  8.          SENIOR  OFFICERS
                  ----------------

     DAVID  PATTERSON
Director               Telephone:  (604)  684-6535




ITEM  9.          STATEMENT  OF  SENIOR  OFFICER
                  ------------------------------

The  foregoing  accurately  discloses  the  material  change referred to herein.


DATED  at  Vancouver,  British  Columbia,  this  27th  day  of  January,  2003.


GLOBENET  RESOURCES  INC.

Per:

"David  Patterson"
------------------
David  Patterson,
Director